Franklin Templeton Investments

One Franklin Parkway

San Mateo, CA 94403-1906

July 20, 2017

Filed via EDGAR

Ms. Sumeera Younis, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin California Tax-Free Income Fund (the “Fund”)

            (File Nos.  002-60470; 811-02790)

Dear Ms. Younis:

On behalf of the Fund, submitted herewith under the EDGAR system are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy C. Fitzsimmons on July 18, 2017 with regard to Post-Effective Amendment No. 51 to the Fund’s Registration Statement on Form N-1A (the “Amendment”), which was filed with the Commission on June 2, 2017 under the Securities Act of 1933 and the Investment Company Act of 1940.  The Amendment was filed to register an additional share class, Class R6 shares, for the Fund.  Each comment from the Staff is summarized below, followed by the Fund’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Amendment.

1.         Comment:  Please include the completed Annual Fund Operating Expenses and Example tables in the Fund’s response letter.

Response:  The completed Annual Fund Operating Expenses and Example tables are as follows:

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class R6	Advisor Class
Management fees	0.44%	0.44%	0.44%	0.44%
Distribution and service (12b-1) fees	0.10%	0.65%	None	None
Other expenses[1]	0.05%	0.05%	0.03%	0.05%
Total annual Fund operating expenses	0.59%	1.14%	0.47%	0.49%

1. The Fund began offering Class R6 shares on August 1, 2017. Other expenses for Class R6 are based on estimated amounts for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of the period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

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U.S. Securities and Exchange Commission

July 20, 2017

	1 Year	3 Years	5 Years	10 Years
Class A	$ 483	$ 606	$ 740	$ 1,132
Class C	$ 216	$ 362	$ 628	$ 1,386
Class R6	$ 48	$ 151	$ 263	$ 591
Advisor Class	$ 50	$ 157	$ 274	$ 616
If you do not sell your shares:
Class C	$ 116	$ 362	$ 628	$ 1,386

2.         Comment:  By reference to the fourth paragraph in the Fund Summary section of the prospectus under “Principal Investment Strategies,” please disclose the level of the Fund’s investments in Puerto Rican securities.

Response:  The Fund’s investments in Puerto Rican securities currently is less than 3% of the Fund’s assets. The Fund has removed the reference to Puerto Rican securities from Fund Summary.

3.         Comment:  If the Fund’s portfolio turnover rate is 100% or above, please add portfolio turnover risk disclosure.

Response:  The Fund’s portfolio turnover rate for its fiscal year ended March 31, 2017 was 19.37%. Therefore, the Fund has not included additional portfolio turnover risk disclosure.

Please do not hesitate to contact Amy Fitzsimmons at (215) 564-8711 or Kristin Ives at (215) 564-8037 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Steven J. Gray

Steven J. Gray

Vice President

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